UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 3 August, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains the following:-

1.             A Stock Exchange Announcement dated 1 July 2020 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’.

2.             A Stock Exchange Announcement dated 13 July 2020 entitled ‘COMPLETION OF MERGER BETWEEN VHA AND TPG’.

3.             A Media Announcement dated 17 July 2020 entitled ‘VODAFONE’S EUROPEAN NETWORK TO GO 100% GREEN’.

RNS Number: 6002R

Vodafone Group Plc

01 July 2020

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure Guidance and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 June 2020:

Vodafone’s issued share capital consists of 28,816,829,518 ordinary shares of US$0.20 20/21 of which 1,992,581,258 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,824,248,260. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure Guidance and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

RNS Number: 7342S

Vodafone Group Plc

13 July 2020

13 July 2020

COMPLETION OF MERGER BETWEEN VHA AND TPG

Vodafone Group Plc (Vodafone) announces that Vodafone Hutchison Australia Pty Limited (VHA) and TPG Telecom Limited (TPG) have completed their merger to establish a fully integrated telecommunications operator in Australia. The merged entity has been admitted to the Australian Securities Exchange (ASX) and will trade under the name TPG Telecom Limited.

Vodafone and Hutchison Telecommunications (Australia) Limited (HTAL) each own an economic interest of 25.05% in the merged entity, with TPG shareholders owning the remaining 49.9%.

The new TPG Telecom will trade using a range of brands including Vodafone and TPG.

- ends -

Further information

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa.  We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more.  As at 31 March 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future.  We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com.

News Release

17 July 2020

17 July 2020

VODAFONE’S EUROPEAN NETWORK TO GO 100% GREEN

Vodafone also announces new target to help customers save 350 million tonnes of CO2e by 2030

Vodafone today announced that its European network will be powered by 100% renewable electricity no later than July 2021, creating a Green Gigabit Net for customers across 11 markets that will grow sustainably using only power from wind, solar or hydro sources.

Vodafone also committed to helping business customers who use its services reduce their own carbon emissions by a cumulative total of 350 million tonnes globally over 10 years between 2020 and 2030 — an ambitious new target equivalent to the UK’s total annual carbon emissions for 2019.1

Vodafone’s pledges align with the company’s purpose to improve the lives of 1 billion people while halving its environmental impact by 2025. In 2019, Vodafone committed to purchasing all electricity from renewable sources, halving its environmental footprint by 2025 and reusing, reselling or recycling 100% of its network waste, supporting the move towards a more circular economy. Today’s announcement accelerates the current commitments and adds a new one.

Vodafone Group CEO Nick Read said: “More than ever, Vodafone is relied upon to connect millions of people around the world. As society rebuilds and recovers from the COVID-19 crisis, we have an opportunity to reshape our future sustainably to ensure that recovery does not come at a cost to the environment. Our accelerated shift to 100% renewable electricity on our European networks will change the way we power our technology for good - reducing our reliance on fossil fuels, helping our customers manage their resources more effectively and reduce their carbon emissions, while helping to create a healthier planet for everyone.”

The new carbon reduction target was developed with support from global carbon and sustainability experts, the Carbon Trust, with whom Vodafone has worked for a number of years. The Carbon Trust calculated the total quantity of emissions Vodafone has helped business customers avoid and has modelled potential future scenarios to inform Vodafone’s target setting in this area.

The Carbon Trust Chief Executive Tom Delay said: “We have been working closely with Vodafone on its sustainability agenda since 2010, and for the last seven years on quantifying the carbon enablement impact of Vodafone’s products and services. There is a growing and important opportunity for the ICT sector to develop and enable new solutions that help drive decarbonisation and this target represents a very high level of ambition for Vodafone to continue to drive this strategy, further developing its IoT and other services, and engaging with its business customers.”

Green networks plan accelerated in Europe

Vodafone’s Europe-wide Green Gigabit Net commitment brings forward by three years an earlier pledge to source 100% renewable electricity for the company’s fixed and mobile networks by 2025. Around four-fifths of the energy used by Vodafone’s networks will be from renewable sources obtained directly from national electricity grids via PPA and green tariffs. The remaining fifth, supplied by Vodafone’s landlords on buildings and other infrastructure, will be covered instead by credible Renewable Energy Certificates. Where feasible, Vodafone will also invest in self-generation on site, mostly via solar panels.

Green Gigabit Net will be enabled across all Vodafone’s markets in Europe, including Germany, UK, Spain, Italy, Portugal, Ireland, Greece, Romania, Albania, Czech Republic and Hungary, no later than 31 July 2021. A number of Vodafone markets have already made major commitments to renewable electricity:

•                  Vodafone Italy, Czech Republic and Ireland have used renewable electricity tariffs for a number of years already.

•                  Vodafone Spain announced a Power Purchase Agreement with Iberdrola for 540 GWh from renewable sources, including 140 GWh from a new wind farm.

•                  In 2019, Vodafone Germany, Romania, Greece and Hungary all sourced renewable tariffs or certificates (‘RECs’) for the first time.

New target for carbon enablement

Vodafone’s technology and services — including our leading global Internet of Things (IoT) platform — already help our business customers manage their energy consumption more efficiently and reduce their emissions. In FY19/20, Vodafone Business customers globally were able to save 6.9 million tonnes of CO2e, nearly four times the emissions generated from Vodafone’s own operations.

Vodafone’s new global, cumulative enablement target of 350 million tonnes of CO2e over the ten year period from 2020 — 2030 will be largely delivered via Vodafone’s IoT services, including logistics and fleet management, smart metering and manufacturing activities. Other savings are expected to be made through healthcare services, cloud hosting and home working. IoT applications that help customers reduce emissions include:

•                  Smart energy meters that enable businesses, municipal authorities and households to monitor, manage and reduce their energy use. Worldwide, Vodafone has over 12 million smart meter connections using its IoT technology, saving an estimated 1.6 million tonnes of CO2e.

•                  Smart cities — networked intelligently to improve the efficiency of energy-intensive services such as public transport, public road networks and street lighting. For example, in the city of

Guadalajara, Spain, 13,500 LED lights were connected to a central management system, reducing street lighting energy consumption by 68%.

•                  Smart logistics — IoT technologies embedded in vehicles to optimise route management, vehicle maintenance and driver behaviour, delivering cuts in fuel consumption of up to 30% and saving an estimated 4.8 million tonnes of CO2e.

Continuing to drive energy efficiency

Vodafone remains committed to improving the energy efficiency of its base station sites and in its data and switching centres, which together account for 95% of the company’s total global energy consumption. During 2020, Vodafone invested €77 million in energy efficiency and renewable projects, which led to annual energy savings of 186GWh.

Despite the ongoing growth in data usage, last year Vodafone continued to improve its overall energy efficiency, achieving a 38.5% reduction in the total amount of GHG emissions per petabyte (PB) of mobile data carried, to reach an average of 230 tonnes CO2e per PB.

Vodafone’s energy efficiency initiatives are focused on sourcing and implementing more efficient network equipment, reducing energy demand by installing lower-energy power and cooling technologies, and cutting energy use by decommissioning and replacing legacy equipment.

In May 2019, Vodafone issued its first €750 million green bond to finance or refinance projects to help meet the company’s environmental objectives, subsequently reporting which projects were eligible under the use of proceeds and how they were selected.

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1. UK CO2 emissions for 2019 were 351.5 MtCO2 (provisional figure published by BEIS for CO2 only, not including other greenhouse gases, and is 81% of UK’s total greenhouse gas emissions): https://data.gov.uk/dataset/9a1e58e5-d1b6-457d-a414-335ca546d52c/provisional-uk-greenhouse-gas-emissions-national-statistics

For more information about Vodafone’s Sustainable Business Strategy and our ESG performance and data: https://www.vodafone.com/content/dam/vodcom/sustainability/pdfs/esg-addendum2020.pdf

Film and still assets for Vodafone’s Green Gigabit Net are available for download here: https://www.flickr.com/gp/vodafonegroup/CN356c

For further information:

Vodafone Group

Media Relations	Investor Relations

GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa. We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more. As at 31 March 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future. We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 3, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary